United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces interim results for voluntary conversion

Rio de Janeiro, August 10, 2017 — Vale S.A. (Vale) informs that, according to interim information provided by the B3 S.A. - Brasil, Bolsa, Balcão, by Banco Bradesco, as the register of Vale’s shares, and by Citibank, N.A, as the exchange agent for the voluntary conversion, as of today, an aggregate of 1,420,262,529 preferred shares (including preferred shares represented by American Depositary Shares (“ADSs”)), corresponding to 72.2% of the total outstanding preferred shares (excluding treasury shares) had been tendered into Vale’s previously announced offer to (i) convert preferred shares into common shares issued by the Company, or (ii) exchange ADSs representing preferred shares for ADSs representing common shares (the “Voluntary Conversion”).

These indicative results exceed the minimum threshold for the Voluntary Conversion of 54.09% of the outstanding preferred shares (excluding treasury shares).

The Voluntary Conversion will expire tomorrow, August 11, 2017 and, therefore, there may be changes to these interim results. At the close of August 11, 2017, the final results will be available and the market will be informed of the aggregate number of preferred shares and ADSs tendered, as well as the corresponding percentage of total outstanding preferred shares (excluding treasury shares) that were tendered for conversion.

In the morning of August 14th, 2017, Vale will host two conference calls and webcasts. The first, in Portuguese (non-translated), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 10:45 a.m. Rio de Janeiro time (09:45 a.m. US Eastern Standard Time, 02:45 p.m. British Standard Time).

Dial in to conference calls/webcasts:

Conference call in Portuguese at 10:00am:

Dial—in from Brazil: +55 11 3193-1001 and +55 11 2820-4001

Dial—in from the US:  +1 786 924-6977

Toll-free from the US: 1 800 492-3904 or +1 888 700-0802

Access code: VALE

Conference call in English at 10:45am:

Dial—in from Brazil: +55 11 3193-1001 and +55 11 2820-4001

Dial—in from US: +1 412 317-6029

Toll-free from US: +1 866 262-4553

Access code: VALE

For further information on the conversion process, please contact the Investor Relations Department at Vale (+ 55 21 3485-3900 or vale.ri@vale.com) or access www.vale.com/truecorporation.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Denise Caruncho: denise.caruncho@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 10, 2017		Director of Investor Relations